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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Great Basin Gold Ltd.

We consent to the use of our report dated February 24, 2006 with respect to the consolidated balance sheets of Great Basin Gold Ltd. as at December 31, 2005 and 2004, and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005, included in this annual report on Form 40-F.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada
February 24, 2006